UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TUCOWS INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
898697107
(CUSIP Number)
RAWLEIGH RALLS
LACUNA, LLC
1100 SPRUCE STREET, SUITE 202
BOULDER, COLORADO 80302
TELEPHONE: (303) 447-1708
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 12, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Lacuna Venture Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,198,400 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,198,400 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,198,400 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These shares are held directly by Lacuna Venture. Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna Ventures GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 68,903,392 shares of the Issuer’s common stock outstanding as of May 14, 2009, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 15, 2009.

CUSIP No.

1	NAMES OF REPORTING PERSONS Lacuna Hedge Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,572,109 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,572,109 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,572,109 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These shares are held directly by Lacuna Venture. Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna Ventures GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 68,903,392 shares of the Issuer’s common stock outstanding as of May 14, 2009, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 15, 2009.

CUSIP No.

1	NAMES OF REPORTING PERSONS Lacuna Ventures GP LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,198,400 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,198,400 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,198,400 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These shares are held directly by Lacuna Venture. Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna Ventures GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 68,903,392 shares of the Issuer’s common stock outstanding as of May 14, 2009, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 15, 2009.

CUSIP No.

1	NAMES OF REPORTING PERSONS Lacuna Hedge GP LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,572,109 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,572,109 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,572,109 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These shares are held directly by Lacuna Venture. Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna Ventures GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 68,903,392 shares of the Issuer’s common stock outstanding as of May 14, 2009, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 15, 2009.

CUSIP No.

1	NAMES OF REPORTING PERSONS Lacuna, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,770,509 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,770,509 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,770,509 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Of these shares, 5,198,400 are held directly by Lacuna Venture and 7,572,109 are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of each of Lacuna Ventures GP and Lacuna Hedge GP. Lacuna Ventures GP serves as the sole general partner of Lacuna Venture and Lacuna Hedge GP serves as the sole general partner of Lacuna Hedge. Neither Lacuna Ventures GP, Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Ventures GP, Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture and Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 68,903,392 shares of the Issuer’s common stock outstanding as of May 14, 2009, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 15, 2009.

Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the Common Stock, no par value per share (“Common Stock”) of Tucows, Inc., a Pennsylvania corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 96 Mowat Avenue, Toronto, Ontario M6K 3MI, Canada.
Item 2. Identity and Background
(a) The entities filing this statement are Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”).
(b) The address of the principal place of business of each of the Lacuna Entities is c/o Lacuna, LLC, 1100 Spruce Street, Suite 202, Boulder, CO 80302.
(c) The principal business of each of the Lacuna Entities is the venture capital investment business.
(d) During the last five years, none of the Lacuna Entities or the Listed Persons (as defined below), to the knowledge of the Lacuna Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Lacuna Entities or the Listed Persons (as defined below), to the knowledge of the Lacuna Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP are Delaware limited liability limited partnerships. Lacuna LLC is a Delaware limited liability company.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members and each other person controlling Lacuna LLC, the general partner of Lacuna Ventures GP, the general partner of Lacuna Venture, and Lacuna Hedge GP, the general partner of Lacuna Hedge (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Between January 30, 2007 and February 11, 2009, Lacuna Hedge purchased an aggregate of 4,639,325 shares of Common Stock of the Issuer on the open market. The aggregate purchase price for such open market purchases was $3,320,585.50. On August 20, 2008, Lacuna Hedge purchased an aggregate of 2,932,784 shares and Lacuna Venture purchased an aggregate of 4,000,000 shares from a private investor for the aggregate purchase price of $3,466,392.00. On October 7, 2008, Lacuna Venture purchased an aggregate of 1,198,400 shares of Common Stock of the Issuer on the open market for an aggregate purchase price of $305,472.00. As of the date hereof, the total number of shares of Common Stock of the Issuer held by the Lacuna Entities is 12,770,509 shares for the total purchase price of $7,092,449.50.
The funds used by Lacuna Venture to acquire the securities described herein were obtained from capital contributions by the limited partners of the Lacuna Entities, capital commitments by certain of the Lacuna Entities and returns on investments made by the Lacuna Entities.
Item 4. Purpose of Transaction
Between January 30, 2007 through February 11, 2009, Lacuna Hedge and Lacuna Ventures purchased Common Stock of the Issuer from open market and private transactions for investment purposes. On May 12, 2009, Rawleigh Ralls, a managing member of Lacuna LLC, was appointed to serve as a director of the Issuer. Lacuna LLC is the general partner of each of Lacuna Ventures GP and Lacuna Hedge GP. Lacuna Ventures GP is the general partner of Lacuna Venture, which owns 7,572,109 shares of Common Stock of the Issuer. Lacuna Hedge GP is the general partner of Lacuna Hedge, which owns 5,189,400 shares of Common Stock of the Issuer.

The Lacuna Entities may tender shares of Common Stock held by them pursuant to the offer to purchase shares of its Common Stock commenced by the Issuer on May 26, 2009.
Subject to applicable legal requirements, one or more of the Lacuna Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Lacuna Entities’ ownership of the Issuer’s securities, other opportunities available to the Lacuna Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Lacuna Entities may dispose of all or a portion of their securities of the Issuer at any time, subject to applicable securities law. Each of the Lacuna Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Lacuna Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Schedule 13D is provided as of May 12, 2009:

					Sole	Shared
Lacuna Entity and Listed	Shares Held	Sole Voting	Shared Voting		Dispositive	Dispositive		Beneficial		Percentage
Persons(1)	Directly	Power	Power		Power	Power		Ownership		of Class (2)
Lacuna Venture Fund LLLP	5,198,400	0	5,198,400	(3)	0	5,198,400	(3)	5,198,400	(3)	7.5%
Lacuna Hedge Fund LLLP	7,572,109	0	7,572,109	(4)	0	7,572,109	(4)	7,572,109	(4)	11.0%
Lacuna Ventures GP LLLP	0	0	5,198,400	(3)	0	5,198,400	(3)	5,198,400	(3)	7.5%
Lacuna Hedge GP LLLP	0	0	7,572,109	(4)	0	7,572,109	(4)	7,572,109	(4)	11.0%
Lacuna, LLC	0	0	12,770,509	(5)	0	12,770,509	(5)	12,770,509	(5)	18.5%
Rawleigh Ralls	25,000 (6)	25,000 (6)	0		25,000 (6)	0		25,000	(6)	0.04%
Wink Jones	27,868	27,868	0		27,868	0		27,868		0.04%
Richard O’Leary	92,000	92,000	0		92,000	0		92,000		0.13%
(1)
Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC”) own no securities of the Issuer directly. Lacuna Ventures GP is the general partner of Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge GP is the general partner of Lacuna Hedge LLLP (“Lacuna Hedge” and collectively with Lacuna Venture, Lacuna Ventures GP, Lacuna Hedge GP and Lacuna LLC, the “Lacuna Entities”), and Lacuna, LLC is the general partner of Lacuna Venture GP and Lacuna Hedge GP. Rawleigh Ralls is a director of the Issuer and a member of Lacuna LLC. Wink Jones and Richard O’Leary are members of Lacuna LLC.

(2)
This percentage is calculated based upon 68,903,392 shares of the Issuer’s common stock outstanding as of May 14, 2009, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 15, 2009, and, as applicable, assumes the exercise in full of the outstanding convertible securities attributable to such holder.

(3)
Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.

(4)
Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(5)
Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(6)
Consists of 25,000 shares Mr. Ralls has the right to acquire within 60 days of May 12, 2009, pursuant to the exercise of a stock option issued to Mr. Ralls under the Issuer’s 2006 Omnibus Equity Compensation Plan (the “Plan”) on May 12, 2009. The exercise price for the shares underlying this stock option is $.38 per share. If not exercised, the stock option expires on May 12, 2014.

None of the other Listed Persons beneficially owns any securities of the Issuer.
The information provided and incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the Lacuna Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Venture Fund LLLP, Lacuna Hedge Fund LLLP, Lacuna Ventures GP LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EXECUTED this 11th day of June, 2009.

LACUNA VENTURE FUND LLLP
By:	Lacuna Ventures GP LLLP, its general partner
By:	Lacuna, LLC, its general partner

By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA VENTURES GP LLLP
By:	Lacuna, LLC, its general partner

By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA HEDGE FUND LLLP
By:	Lacuna Hedge GP LLLP, its general partner
By:	Lacuna, LLC, its general partner

By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA HEDGE GP LLLP
By:	Lacuna, LLC, its general partner

By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA, LLC

By:	/s/ Wink Jones
Wink Jones, Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)\

SCHEDULE I
MEMBERS OF LACUNA, LLC
Set forth below, with respect to each member of Lacuna, LLC are the following: (a) name; (b) business address; (c) principal occupation or employment; and (d) citizenship.
Rawleigh Ralls
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.
Citizenship: United States of America
J.K. Hullett
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.
Citizenship: United States of America
Richard O’Leary
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.
Citizenship: United States of America
Wink Jones
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.
Citizenship: United States of America
Sanford Keziah
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.
Citizenship: United States of America

EXHIBIT INDEX
Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Venture Fund LLLP, Lacuna Hedge Fund LLLP, Lacuna Ventures GP LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.